

Mail Stop 3720

November 5, 2015

Carter Matzinger
Chief Executive Officer
KSIX Media Holdings, Inc.
10624 S. Eastern Ave., Suite A-910
Henderson, NV

> **Re: KSIX Media Holdings, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed October 26, 2015**
> **File No. 000-52522**

Dear Mr. Matzinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Part 1 – Description of Business

Overview, page 2

1.   We note your response to comment 5; however the scope of your business operations and services remain unclear. For example, disclose whether your current operations focus solely on the online/video game industry, discuss the market of advertisers and game owners with which you engage and discuss any material terms and arrangements that facilitate your engagements with advertisers necessary to inform persons not familiar with your incentive based advertising platform. As another example, discuss the extent to which your current operations under BMG and KSIX rely on delivery to computer desktops rather than mobile devices. Discuss how the move to mobile devices impacts your business. Please refer to Item 101(h)(4)(i), (iv), (vi), (vii), (ix) and (x). In this

regard, please address your disclosure on page 8 where you indicate that a few third party agreements collectively represent a significant percentage of revenue generated by your B2B operations. It appears that these agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. Please provide us your analysis.

Part 1A – Risk Factors, page 3

2.   Please be advised that the PSLRA, by its terms, does not apply to companies that issue penny stock. As such, please delete your reference to Section 21E of the Exchange Act.

Part 2 – Financial Information

Management's Discussion and Analysis of Plan of Operations

Liquidity, page 12

3.   Please discuss the details and enforceability of your arrangement with your chief executive officer to acquire additional working capital to meet short-term requirements.

Part 5 – Directors, Executive Officers, Promoters, and Control Persons, page 15

4.   We note your revised disclosure on page 2 in response to comment 1; however, please further revise to identify Street Capital's as a promoter and disclose any benefits received for its participation in arranging and facilitating the transaction. Please clarify that the share exchange of 123,894 shares of common stock of North American Energy Resources, Inc. in exchange for 100,000 shares of common stock of KSIX was made in connection with Street Capital's role as a promoter. Please also disclose any other consideration received by Street Capital in connection with this transaction as required by Item 404(c)(i) of Regulation S-K.

Independent Auditors' Report, pages 26 and 40

5.   Please include dated Independent Auditors' Reports of Paritz & Company, P.A. in your Form 8-K.

Exhibits, page 53

6.   Please file your amended articles of incorporation and bylaws as required by Form 10 and Item 601 of Regulation S-K.

7.   Please file a copy of your outstanding loan agreements, including the related party advance from your chief executive officer, as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications